www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/06/23: The Company announced an adjustment to the cash dividend per share

99.2 Announcement on 2026/06/23: The Company announced the record date for cash dividend

99.3 Announcement on 2026/06/23: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.4 Announcement on 2026/06/23: The Company has been required by TWSE to announce the financial and business data according to the regulations

Exhibit 99.1

The Company announced an adjustment to the cash dividend per share

1. Date of the resolution of the board of directors or shareholders meeting: NA

2. Type and monetary amount of original dividend distribution:

Cash dividend NT$32,704,164,009, each common share is entitled to receive NT$2.60.

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NT$32,704,164,009, each common share is entitled to receive NT$2.60808262.

4. Reason for the change:

Due to the Company’s share repurchases and the cancellation of restricted stock awards, the number of outstanding common shares has changed accordingly, resulting in an adjustment to the cash dividend per share.

5. Any other matters that need to be specified:

In accordance with the resolutions of the Board of Directors meeting held on June 3, 2026, the Chairman was authorized to adjust the cash dividends to be distributed per common share.

Exhibit 99.2

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2026/06/23

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of common stock dividend distribution:

Cash dividend NT$32,704,164,009, each common share is entitled to receive NT$2.60808262.

4. Ex-rights (ex-dividend) trading date: 2026/07/08

5. Last date before book closure: 2026/07/09

6. Book closure starting date: 2026/07/10

7. Book closure ending date: 2026/07/14

8. Ex-rights (ex-dividend) record date: 2026/07/14

9. Deadline for applying the conversion of the bond: NA

10. The closure period for the conversion of the bond will start from the date: NA

11. The closure period for the conversion of the bond will end on the date: NA

12. Payment date of common stock cash dividend distribution: 2026/07/30

13. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Common shares of Novatek Microelectronics Corporation

2. Date of occurrence of the event: 2026/06/23

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA

2026/06/23

5. Amount, unit price, and total monetary amount of the transaction:

trading volume: 3,593,875 shares;

average unit price: $479.8 NTD;

total amount: $1,724,341,225 NTD

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Shares Conversion of zero coupon exchangeable bonds due 2026

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

Impact on retained earnings: $1,351,166,627 NTD. (No impact to net income)

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Shares Conversion of zero coupon exchangeable bonds due 2026

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Based on the offering memorandum

13. Net worth per share of the Company’s underlying securities acquired or disposed of: $118.2 NTD

14. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

cumulative volume: 5,279,150 shares;

amount: $2,486,891,329 NTD;

percentage of holdings: 0.87%;

status of any restriction of rights: None

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

ratio of total assets: 41.40%;

ratio of shareholder’s equity: 56.67%;

the operational capital as shown in the most recent financial statement: $44,980,640 thousand NTD

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal:

Shares Conversion of zero coupon exchangeable bonds due 2026

18. Any dissenting opinions of directors to the present transaction: NA

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: NA

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

22. Name of the CPA firm: NA

23. Name of the CPA: NA

24. Practice certificate number of the CPA: NA

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: NA

28. Source of funds: NA

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None

Exhibit 99.4

The Company has been required by TWSE to announce the financial and business data according to the regulations

1. Date of occurrence of the event: 2026/06/23

2. Cause of occurrence:

The company received notification from Taiwan Stock Exchange Co., Ltd.

3. Financial and business information:

The following is the IFRS consolidated financial information

Period	Month		Quarter		Recent 4 Quarters
Account	Recent month May 2026 (unaudited)	YoY (%)	Recent quarter 2026Q1 (reviewed)	YoY (%)	2025Q2~2026Q1 (audited/reviewed)
Revenue (NT$ million)	22,944	17.8%	61,038	5.5%	240,732
Profit before income tax (NT$ million)	8,379	202.9%	16,644	78.1%	56,945
Net profit Attributable to owners of the parent (NT$ million)	8,449	203.0%	16,171	107.9%	50,111
EPS(NT$)	0.68	195.7%	1.29	108.1%	4.01

4. Any matters regarding to “Taiwan stock exchange corporation procedure for verification and disclosure of material information of companies with listed securities” article 4 that need to be specified: None

5. Any matters regarding to “Taiwan stock exchange corporation procedure for verification and disclosure of material information of companies with listed securities” article 11 that need to be specified: None

6. Please inquiry the items of financial Information on the website of MOPS, and the paths as follow:

(1) Current sales revenue/income (loss):

Summaries>Financial Information applicable after adopting IFRSs

(2) Historic sales revenue per month:

Operating Statements>Monthly Sales Revenue>

Statement of Sales Revenue (after adopting IFRSs)

(3) Historic income or loss (audited/reviewed by the CPA):

Financial Statements>

FINANCIAL STATEMENT after adopting IFRSs>Balance Sheet/Income Statement

(4) Historic income or loss (self-assessed):

Operating Statements>Self-assessed income or loss: None

7. Any other matters that need to be specified:

The monthly financial figures disclosed herein are based on the Company’s unaudited internal figures and have not been audited or reviewed by CPA. Furthermore, as the Company evaluates and recognizes investment profit or loss accounted for using the equity method on a quarterly basis, the aforementioned unaudited monthly figures exclude such investment impacts. Investors are urged to exercise caution regarding this accounting timeline limitation, and the future announcements of CPA-reviewed quarterly financial statements shall prevail.